EXHIBIT 11 – COMPUTATION OF INCOME (LOSS) PER SHARE

(In thousands, except per share data)	Three Months Ended
	March 31,
	2015	2014
NUMERATOR:
Net loss attributable to the Company – common shares	$(33,518)	$(96,870)
Net loss attributable to the Company per common share – basic and diluted	$(33,518)	$(96,870)

DENOMINATOR:
Weighted average common shares outstanding – basic	359,093	358,397
Effect of dilutive securities:
Stock options and restricted stock (1)	-	-
Weighted average common shares outstanding – diluted	359,093	358,397

Net income (loss) attributable to the Company per common share:
Basic	$(0.09)	$(0.27)
Diluted	$(0.09)	$(0.27)

(1)

Equity awards of 7.9 million and 8.9 million were outstanding for the three months ended 2015 and 2014, respectively, but were not included in the computation of diluted earnings per share because to do so would have been antidilutive.